                                           COMMISSION FILE NO 1-10875
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                                   (MARK ONE)

         X        ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                       OR

         __       TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE TRANSITION PERIOD FROM TO


                         COMMISSION FILE NUMBER 1-10875



               NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN
                (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)


                                 NOVACARE, INC.
                1016 WEST NINTH AVENUE, KING OF PRUSSIA, PA 19406
           (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
               AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)


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

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                       INDEX TO FINANCIAL STATEMENTS AND EXHIBIT






           FINANCIAL STATEMENTS                                            PAGE
           --------------------                                            ----

           REPORT OF INDEPENDENT ACCOUNTANTS                                 2

           FINANCIAL STATEMENTS:

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 AT DECEMBER 31, 1999 AND 1998                               3

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
                 BENEFITS FOR THE YEARS
                 ENDED DECEMBER 31, 1999 AND 1998                            4

           NOTES TO FINANCIAL STATEMENTS                                   5 - 9

           SUPPLEMENTAL SCHEDULE:*

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
                 DECEMBER 31, 1999                                          10


           SIGNATURE PAGE                                                   11

           EXHIBITS
           --------

           CONSENT OF INDEPENDENT ACCOUNTANTS                               12


* OTHER SCHEDULES REQUIRED BY SECTION 2520.103-10 OF THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of NCES/Novacare, Inc. 401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of NCES/Novacare, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in Note 1 of the financial statements, the Plan was terminated effective December 31, 1999.


PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
May 30, 2000

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                          DECEMBER 31,

                                                   1999                 1998
                                               ------------         ------------
ASSETS:
INVESTMENTS                                    $155,678,919         $182,208,578
RECEIVABLES:
  PARTICIPANTS' CONTRIBUTIONS                        34,292            1,040,698
  EMPLOYER'S CONTRIBUTIONS                            7,188              214,633
                                               ------------         ------------
   TOTAL RECEIVABLES                                 41,480            1,255,331

TOTAL ASSETS                                    155,720,399          183,463,909

LIABILITIES:
  ADMINISTRATIVE FEES PAYABLE                        32,601               48,153

                                               ------------         ------------
    NET ASSETS AVAILABLE FOR
        BENEFITS                               $155,687,798         $183,415,756
                                               ============         ============




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                    YEAR ENDED DECEMBER 31


ADDITIONS:                                        1999                 1998
                                              -------------        -------------

INVESTMENT INCOME:
  DIVIDENDS AND INTEREST                      $  13,847,997        $  11,020,476
  NET APPRECIATION
    IN FAIR  VALUE OF INVESTMENTS                14,664,732           10,137,382
                                              -------------        -------------
                                                 28,512,729           21,157,858
                                              -------------        -------------
CONTRIBUTIONS:
  PARTICIPANTS'                                  14,202,482           30,104,032
  EMPLOYER'S                                      2,386,388            5,721,437
  PLAN MERGERS                                    3,299,439            1,726,672
                                              -------------        -------------
                                                 19,888,309           37,552,141
                                              -------------        -------------

TOTAL ADDITIONS                                  48,401,038           58,709,999
                                              -------------        -------------

DEDUCTIONS FROM NET ASSETS:

BENEFITS PAID TO PARTICIPANTS                    75,965,653           12,610,726
ADMINISTRATIVE FEES                                 163,343              193,912
                                              -------------        -------------
TOTAL DEDUCTIONS                                 76,128,996           12,804,638
                                              -------------        -------------

NET INCREASE (DECREASE)                         (27,727,958)          45,905,361

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR                               183,415,756          137,510,395
                                              -------------        -------------

NET ASSETS END OF YEAR                        $ 155,687,798        $ 183,415,756
                                              =============        =============



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  PLAN TERMINATION

Effective December 31, 1999, as approved by the Board of Directors of NCES/Novacare, Inc. (the "Company"), the NCES/Novacare, Inc. 401(k) Retirement Savings Plan (the "Plan") was terminated. Upon termination of the Plan, participants became 100% vested in Company matching contributions and earnings there on. In addition, participant and employer contributions ceased as of the termination date. Assets of the Plan are expected to be transferred into another qualified plan.

2.  DESCRIPTION OF PLAN

GENERAL. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan, which was formed effective July 1, 1990, is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC"). All full and part-time employees of the Company working a minimum of twenty hours per week on a regularly scheduled basis may enroll beginning on the first day of the first payroll period of the month following six months of consecutive service.

ENROLLMENT. An eligible employee participates in the Plan by authorizing the Company to make tax-deferred contributions to the Plan on the employee's behalf, resulting in a reduction of the employee's taxable earnings. The employee may direct these contributions into various investment options offered by the Plan.

CONTRIBUTIONS TO THE PLAN. Participants may authorize basic contributions ranging from 1% to 15% of their compensation. Certain highly compensated participants may have their basic contributions limited to 6% of their compensation. In accordance with the IRC such contributions may not exceed $10,500 and $10,000 in 1999 and 1998, respectively. The Company makes matching contributions in the amount of 30% of participant contributions up to the first 6% of compensation.

PARTICIPANT ACCOUNT. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's matching contribution when made and, (b) Plan earnings when earned, less administrative fees. Company contributions are allocated based on the matching percentage for participant contributions. Plan earnings are allocated to each participant's account based on the respective account balances. The benefit to which a participant is entitled is the vested amount that can be provided from the participant's vested account.

VESTING. Participant's are fully vested in their contributions plus actual earnings on those contributions. Prior to December 31, 1999, vesting in the remainder of the account was based on years of continuous service according to a tiered vesting schedule. Participants became fully vested upon death or disability, attainment of normal retirement age, or after five years of credited service. As disclosed above, the Plan terminated effective December 31, 1999 at which time participants became 100% vested in Company matching contributions and earnings thereon.

PARTICIPANT LOANS. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000. Loan terms range from six months to five years, are collateralized by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing commercial lending institutions rates. Interest rates ranged from 6% to 9.50% during 1999 and 1998.
Principal and interest is paid ratably through payroll deductions.

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


DISTRIBUTIONS AND WITHDRAWALS.  Distributions are paid in the following manner:

                  I. Distributions from all funds, except the NovaCare Stock Fund, are paid in cash.

                  II. Distributions from the NovaCare Stock Fund are paid in cash or shares of NovaCare, Inc. common stock at the participant's option. Fractional shares are paid in cash.


Prior to termination of service, participants may, in the event of financial hardship, withdraw amounts from the Plan twice in any 12-month period. In the absence of financial hardship, a participant's contribution may not be withdrawn prior to attainment of age 59 1/2.

Upon termination of service for reasons other than death, participants are entitled to a lump-sum amount equal to the value of the vested balance of their account. Participants with account balances exceeding $5,000 may defer receipt of the lump-sum amount until reaching age 70 1/2. If a participant dies, the entire amount in the participant's account is distributed in a lump sum to the participant's beneficiaries.

FORFEITED ACCOUNTS. A terminating participant's unvested account balance is forfeited. In the event of reemployment, the employee is eligible for all previously forfeited amounts. At December 31, 1999 and 1998, forfeited nonvested accounts totaled $787,959 and $599,652, respectively. As a result of termination as of December 31, 1999 all participants terminated in 1999 became fully vested. Remaining unapplied forfeitures will be remitted to the Company as allowed under the plan agreement. During 1999 and 1998, employer contributions were reduced by $483,642 and $6,995, respectively, from forfeited nonvested accounts.

ADMINISTRATIVE EXPENSES. The Company may elect to pay all Plan administrative expenses. If the Company elects not to pay such expenses, the expenses will be paid by the Plan. During 1999 and 1998, Plan administrative expenses were shared by both the Company and the Plan participants. Participant accounts are assessed quarterly maintenance fees and new loans are subject to a one time charge.

3.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The Plan's financial statements are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Fidelity Managed Income Portfolio is a common trust fund, which is stated at its net asset value as determined by the fund administrator as of the year-end valuation date. The NovaCare Stock Fund is valued at its year end unit value as determined by the trustee which is based upon the underlying value of NovaCare common stock and short term money market instruments. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade date basis. Investment income is recorded when earned.

PAYMENT OF BENEFITS. Benefits are recorded when paid.

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


RECLASSIFICATIONS. These financial statements reflect the reclassification of certain prior year amounts in connection with the adoption of American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999.

4.       INVESTMENTS

Investments that represent more than 5% of the net assets available for benefits as of December 31, 1999 and 1998 were as follows:

                                                      1999               1998
                                                  -----------         ----------
Fidelity Magellan Fund                            $78,667,174         85,766,228
Fidelity Puritan Fund                              34,421,873         49,309,241
Fidelity Aggressive Growth Fund                    18,866,810          9,842,337
Fidelity Managed Income Portfolio                  14,699,705         22,263,439

During the years ended December 31, 1999 and 1998, the Plan's investments appreciated (depreciated) in value, including realized gains and losses as follows:

                                                  1999                  1998
                                             ------------          ------------
Mutual Funds                                 $ 18,203,490          $ 20,477,755
NovaCare Stock Fund                            (3,538,758)          (10,340,373)
                                             ------------          ------------
Net Unrealized Appreciation                  $ 14,664,732          $ 10,137,382
                                             ============          ============



5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                         DECEMBER 31
                                                                              ---------------------------------
                                                                                   1999                1998
                                                                              -------------       -------------
          Net assets available for benefits per the financial statements      $ 155,678,919       $ 183,415,756

          Less:  Amounts allocated to withdrawing participants                     (214,332)           (280,712)
                                                                              -------------       -------------

          Net assets available for benefits per the Form 5500                 $ 155,464,587       $ 183,135,044
                                                                              =============       =============

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


The following is a reconciliation of benefits paid to participants per the plan financial statements to the Form 5500:

                                                                                         YEAR ENDED
                                                                                      DECEMBER 31, 1999
                                                                                      -----------------
          Benefits paid to participants per the financial statements                    $ 75,965,653

          Add: Amounts allocated to withdrawing participants at December 31, 1999            214,332

          Less: Amounts allocated to withdrawing participants at December 31, 1998          (280,712)
                                                                                        ------------

          Benefits paid to participants per the  Form 5500                              $ 75,899,273
                                                                                        ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  PLAN MERGERS

During 1999 and 1998, the assets of the following plans were merged with and into the Plan as follows:

                                                 ----------------------------------------------
                                                 Effective Date           1999             1998
                                                 ----------------------------------------------
Dale Clark Division of O&P
         401(k) plan                                01/15/99          $   90,089
Frank Malone & Son, Inc.
         Profit Sharing 401(k) plan                 01/15/99             504,240
J.E. Hanger
        401(k) plan                                 06/01/99           2,315,781
Gallery
        401(k) plan                                 07/30/99             356,101
Certified Orthopedic
         401(k) plan                                10/01/99              33,228
Advanced Orthopedic Technologies, Inc.
         401(k) Plan                                07/01/98                            $1,117,145
Fine, Bryant & Wah, P.T. Chartered
         Profit Sharing Trust                       10/06/98                               131,035
Georgia Physical Therapy, Inc.
         Profit Sharing Plan                        10/27/98                               478,492

                                                                      ----------        ----------
                                                                      $3,299,439        $1,726,672
                                                                      ==========        ==========


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
                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


7.  TAX STATUS

On February 2, 1996 the Internal Revenue Service determined and informed the Company by letter that the Plan and related trust qualifies under Section 401
(a) of the IRC and is exempt from federal income taxes under Section 501(a) of IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated with the applicable requirements of the IRC.

8.   RELATED PARTY TRANSACTIONS

Certain Plan investments represent shares of mutual funds and a collective trust fund managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC is the trustee as defined by the Plan and, therefore, transactions in these mutual funds are party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Company, as Plan sponsor, is also a related party. The Plan has a NovaCare Stock Fund investment option which invests in NovaCare, Inc. common stock. The balance of the NovaCare Stock Fund at December 31, 1999 and 1998, was $256,294 and $3,805,876, respectively. During the years ended December 31, 1999 and 1998, respectively, the NovaCare Stock Fund depreciated in value (including realized gains and losses) by $3,538,758 and $10,340,373.

9.   RESTRUCTURING OF PLAN SPONSOR

Under a Restructuring Plan approved by the Stockholders of NovaCare, Inc. on September 21, 1999, NovaCare, Inc. executed the sale of all of NovaCare's former operating businesses and NovaCare continues to wind-down the administrative functions. Under the Restructuring Plan NovaCare may reinvest the net proceeds from its recently completed divestitures in a new business or businesses, subject to stockholders approval. As a result of the sale of all its operating businesses, NovaCare's board of directors approved the termination of the 401(k) plan.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------


IDENTITY OF ISSUE/DESCRIPTION OF ASSET                             CURRENT VALUE
--------------------------------------                             -------------
MUTUAL FUNDS:
  FIDELITY MAGELLAN FUND*                                           $ 78,667,174
  FIDELITY PURITAN FUND*                                              34,421,873
  FIDELITY AGGRESSIVE GROWTH FUND*                                    18,866,810
  FIDELITY MANAGED INCOME PORTFOLIO*                                  14,699,705

  FIDELITY DIVERSIFIED INTERNATIONAL FUND*                             4,921,028
  FIDELITY RETIREMENT GOVERNMENT MONEY
    MARKET  PORTFOLIO*                                                 1,807,248
  FIDELITY U.S. BOND INDEX FUND*                                       1,189,879
                                                                    ------------
                                                                     154,573,717


NOVACARE STOCK FUND*                                                     256,924

NOVACARE LOAN FUND
(MATURITY 1999-2004; INTEREST RATE 6% - 9.5%)                            848,278
                                                                    ------------
                                                                    $155,678,919
                                                                    ============


* PARTY-IN-INTEREST.

               NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN




                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATORS OF THE "NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN" HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN





DATE:  JUNE 28, 2000                 BY: /S/ ROBERT E. HEALY JR.
                                        --------------------------------
                                          ROBERT E. HEALY JR.
                                          PRESIDENT AND CHIEF FINANCIAL OFFICER




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